FORM 51-102F

MATERIAL CHANGE REPORT

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

April 30, 2007

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated April 30, 2007 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) announces the initial estimate of 5.52 million inferred ounces 4E (platinum, palladium, rhodium and gold) completed by an independent Qualified Person for the area recently added (50%) to the Western Bushveld Joint Venture (“WBJV”). The estimate is for Portion 11 of the Farm Frischgewaagd 96 JQ and represents the mineral resource estimates completed during 2006 for both Merensky Reef and UG2 Reef.

ITEM 5.

Full Description of Material Change

See News Release dated April 30, 2007.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)       N/A

ITEM 7.

OMITTED INFORMATION     N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 8th day of May, 2007.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, Director & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 – 550 Burrard Street, Vancouver BC, V6C 2B5